Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

ASHFORD HOSPITALITY TRUST
Conference Call to Discuss Offer to Acquire FelCor Lodging Trust
February 21, 2017
8:30 a.m. CT

Introductory Comments – Joe Calabrese

Good morning and thank you for joining us on this call to discuss Ashford Trust’s offer to purchase FelCor Lodging Trust. On the call today will be: Monty Bennett, Chairman; Douglas Kessler, Chief Executive Officer; Deric Eubanks, Chief Financial Officer; and Jeremy Welter, Executive Vice President of Asset Management. Notice of the accessibility of this conference call on a listen-only basis over the Internet was distributed this morning in a press release that has been covered by the financial media.

At this time, let me remind you that certain statements and assumptions in this conference call contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to numerous assumptions, uncertainties and known or unknown risks, which could cause actual results to differ materially from those anticipated. These risk factors are more fully discussed in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements included in this conference call are only made as of the date of this call and the Company is not obligated to publicly update or revise them.

I will now turn the call over to Douglas Kessler. Please go ahead sir.

Douglas Kessler -

Good morning and thank you for joining us on today’s conference call.

We’re pleased to speak to you today about a compelling proposal for Ashford Hospitality Trust to combine with FelCor that we believe will create significant value for all shareholders.

On this call we will walk you through the highlights of our proposal and next steps in the process.

We have published a presentation on our website, www.ahtreit.com, that reviews the benefits of the proposal in detail.  In my remarks, I will refer to many of the slides in this presentation.

Beginning with Slide 4 in the presentation, I’ll provide some background on the situation.

Since early October 2016, we have engaged in discussions with the Board of Directors of FelCor to discuss a potential business combination.

A combination presents both FelCor and Ashford Trust’s shareholders a compelling value creation opportunity.

However, FelCor has failed to recognize this and declined on multiple occasions to share usual and customary due diligence information with us, despite having signed a mutual non-disclosure agreement.

We can only reasonably assume from FelCor’s actions, including the recent announcement of a CEO, that they are unwilling to engage in good faith to consider our proposal to create long term value for all shareholders.

As a result, we have decided to make this proposal public so shareholders can evaluate its merits directly.

We believe there is the value creation potential over time of up to 70-100% for FelCor shareholders and up to an estimated 45-70% for Ashford Trust shareholders

We would ask FelCor’s shareholders to evaluate our proposal in the context of other potential bidders.  Cash buyers such as private equity funds may be hindered by the corporate bond leverage limitations. Similarly, owner/operators who prefer to implement their own hotel management skills may be held at bay through FelCor’s brand management contract extensions.  Other REIT peers may be deterred by FelCor’s higher leverage profile and asset profile.  However, for Ashford - FelCor is a financial, operational, and strategic fit.

The business purpose and strategic logic of this combination are clear. We are confident in our view that our proposed transaction will provide significant benefits and lead to long-term value creation for both companies’ shareholders.

Given the substantial overlap between the shareholders of the two companies, we expect that there will be significant investors support for this transaction.

It’s important to clarify that this proposal is preliminary and based on partial information at this stage. We remain interested in working constructively with FelCor to conduct further due diligence; however, we have also proposed our competing slate of nominees for FelCor’s Board of Directors to bring about needed change in order to provide the proper focus on our proposal.

Turning to slides 5 and 6. We believe the combination offers significant economic upside for both sets of shareholders.

FelCor shareholders would receive a total purchase price of $9.27 per share which represents:
•	A substantial 28% premium to the current share price, which may already reflect some takeover speculation.
•	A 23% premium to 10-day volume-weighted average price of $7.53.
•	An 11% premium to FelCor’s 52-week high closing price of $8.34 on December 14, 2016.
•	This offer puts our best foot forward to provide FelCor shareholders a premium more than double the average REIT transaction premium paid over the past six years of 13.9%.

•	We believe this is a full and fair offer.

We expect the combination to generate significant margin enhancements and synergy opportunities.
•	FelCor properties will benefit from Ashford Trust’s leading operational expertise, driving substantial operational synergies.
•	We see potential near-term, recurring synergy opportunities of $18 million which will be guaranteed by our manager Ashford Inc. This would create significant value for the combined shareholders.
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Furthermore, we see meaningful long term synergy potential from Ashford’s focused asset management capabilities on a portfolio like this as evidenced by our success on other large takeovers such as the Highland Hospitality transaction where we improved flow through from 33% to 83% one year after takeover. We believe that Ashford can similarly drive margin improvement in the FelCor portfolio based on our operating prowess.

The combined company would be:
•	The largest hotel REIT by number of hotels and 2nd largest by number of rooms;
•	It would be the 3rd largest pure-play hotel REIT by enterprise value;
•	It would be one of the largest owners of Marriott/Starwood and Hilton hotels providing increased leverage with brands and hotel industry participants;
•	The increased scale will position the combined company for broad based access to the capital markets while improving liquidity and cost of capital;
•	The combined company would be led by the Ashford Management Team with a proven track record of delivering unparalleled shareholder returns; and
•	There is alignment with management through high insider ownership, backed by strong corporate governance with further proposed enhancements.

We see substantial long term benefits from this transaction by:
•	Unlocking significant and recurring operating synergies through active and focused asset management;
•	Efficiently and methodically executing on renovation, conversion, repositioning and redevelopment opportunities;
•	Bringing Ashford’s focus on driving cash flow and lower levels of portfolio volatility to the combined portfolio;
•	Positioning the combined company, as one of the largest owners of hotels, to benefit from increased scale in capital markets and transaction markets; and
•	Combining size, scale and focus to drive cash flow and dividend growth while lowering financial and operating risks.

Moving to slide 7, we’ve outlined key considerations for both sets of shareholders.

We believe the proposed transaction offers FelCor’s shareholders:
•	An immediate 28% premium paid with the potential for long term upside;
•	A higher stock trading liquidity that may lead to an even higher EBITDA multiple;

•	Operational and G&A efficiencies estimated at $18 - $30M annually with $18M guaranteed by the Advisor, Ashford Inc.;
•	A 138% increase in quarterly common dividend;
•	A management team with a proven track record given Ashford’s 10 year TSR of 75% as compared to FelCor’s 10-year TSR of negative 60%; and
•	A better plan given Ashford’s strategy for FelCor’s assets vs. FelCor’s current strategy.
•	All of which raises the obvious question - if the industry doesn’t consolidate with these two platforms here and now, then when and where?

For Ashford Trust shareholders, we expect the transaction to provide:
•	The same aforementioned Operational and G&A efficiencies estimated at $18M - $30M with $18M guaranteed by the Advisor, Ashford Inc.;
•	Attractive pricing for high quality, historically under managed assets;
•	Multiple expansion due to higher RevPAR and increased common stock trading liquidity;
•	Enhanced portfolio value as FelCor assets will be put through our asset management team’s well-regarded value maximization process; and
•	Greater negotiating leverage and greater capital market access through increased scale.

Moving to slide 8, I’ll review the key terms of our preliminary proposal:

We are proposing an implied total consideration of $9.27 per each FelCor share, based on a closing price of AHT as of February 17, 2017, and comprised of the following per share amounts:

•	$9.12 of the purchase price in AHT stock at a ratio of 1.192 shares of AHT for each FelCor share, equivalent in the aggregate to an approximate 58% ownership in the combined company;
•	$0.15 of the proposed price in shares of Ashford Inc., our Advisor, equivalent in the aggregate to approximately a 20% ownership in Ashford Inc; and
•	$0.01 of the proposed price in warrants to purchase Ashford Inc shares with a strike price of $100 per share and an expiration date that is five (5) years from the transaction closing date.

The purchase price has been reduced from the prior private proposal of $9.31 per share that we presented to FelCor by $0.04 per share for the direct value leakage from incremental change of control costs that would now be incurred as a result of the appointment of FelCor’s new CEO.

We have significant conviction in the ability to generate substantial operating synergies. Ashford Trust’s advisor, Ashford Inc. is willing to stand behind the projected long-term, sustainable G&A and operational synergies that we are forecasting by offering:
•
A one (1) year guarantee of up to $18 million, for repeatable G&A and operational synergies that are recurring in nature, commencing six (6) months following closing of the combination transaction. The actual payment, if needed, would come in the form of reduced fees paid to the Advisor;

•	We remain extremely focused on continuing to build a best in class company and as such have considered significant corporate governance enhancements; and
•	Regarding board representation:
    •     We are willing to accommodate three (3) FelCor directors on the Ashford Trust board.
    •     In addition, Ashford Inc. is willing to accommodate one (1) FelCor director at Ashford Inc.

We would commit to certain corporate government enhancements, including:
•	The adoption of proxy access, as well as other governance refinements to be announced in conjunction with the shareholder vote to approve the combination transaction; and
•	We also announced today the separation of Ashford Trust’s Chairman and CEO role.

We would seek to negotiate and amend the advisory agreement with Ashford Inc. within one year from the closing of the combination transaction, which would reflect recent similar amendments made between Ashford Prime and Ashford Inc.

Next on Slide 9, we illustrate the Sources and Uses.
We have proposed an all-stock transaction and have assumed the roll-over of all of FelCor’s debt, except for their small credit facility. As a public company, we have the ability to structure the transaction such that FelCor’s existing secured and unsecured bonds can come over in the transaction. However, we have received from UBS a highly confident back-stop in the event of a change of control put at 101% on the bonds.

What will the combined company look like? Referring to slide 10, we believe the combination would create a premier, high quality lodging REIT.

Together, Ashford Trust and FelCor expect to have based on current financial and market information:
•	An enterprise value of $7.3 billion; an increase of 48% from Ashford Trust’s current value and
•	An equity market cap of approximately $1.9 billion; a jump of 116% from Ashford Trust current value
•	2015 Comparable Hotel RevPAR of $125.30; a 10% increase
•	159 hotels that span 34 states, with a total of 36,657 guestrooms; and
•	A diversified portfolio of brands comprised of 36% Hilton, 46% Marriott and 19% other brands.

Referring to slides 11 and 12, the combined company would have compelling geographic and brand diversification.

We believe an enhanced portfolio due to geographic and brand diversification would serve to strengthen the safety of cash flow and dividends to our shareholders.

The transaction increases geographic diversity, with no single market representing more than 10% of our overall portfolio, which should limit exposure to market-specific volatility.

The pro forma company overall features materially lower concentrations to markets with significant supply coming online.

The combined company will have a diverse portfolio of brands, with more balanced top brand exposure to Hilton and Marriott.

Moving to slide 13, we expect to see the combined company benefitting from a larger balance sheet, improved liquidity and prudent debt strategy.

The combined company is expected to have an improved balance sheet post the sale of FelCor’s New York City assets.  Leverage metrics will further improve with the realization of the expected merger synergies.

AHT has successfully executed its leverage policy, strategically using debt to maximize returns.

We accomplished this through proactive management of leverage through non-recourse debt with a mix of fixed and hedged floating rate debt with laddered maturities
Based on the information we have available, the combined company would have:
•	A targeted cash balance of 25% to 30% of market capitalization;
•	A strong liquidity position for optionality in balance sheet strategy; and
•	There would be hedges in place to help against economic shocks that should provide an additional layer of downside protection.

We believe there is a compelling case for change at FelCor. This is evidenced by our view that it has had a long history of missteps and poor decision making that have led to its underperformance, which is highlighted in Slide 14.

•	These charts show FelCor’s inferior performance resulting from value impairment, balance sheet mismanagement and poor strategic decisions.
•	A history of impacting shareholder value is evidenced by approximately a 200% relative underperformance vs peers since its IPO.
•
We believe this underperformance has been a function of significant events such as: impairment charges, dividend disruption, dilutive equity issuance, misguided acquisitions such as their New York City transactions – especially the Knickerbocker – and value impairing renewal of brand managed contracts.

Moving to slide 15, the opposite is true of Ashford Trust’s record of outperformance
Over multiple time periods AHT has consistently generated superior total returns for its shareholders vs. FelCor and other lodging REIT peers. In particular I would like to point out that over the long run we have outperformed FelCor’s total shareholder return by a material 184% and by 53% over the short run.  This begs the question, who do you want running this hotel REIT?

One of the ways we’ve created such outperformance is our operational expertise. Slide 16 provides detail on the substantial operating synergies that we would expect to generate.

•	Ashford believes that there are between $18 - $30M of near term G&A and operating synergies subject to further due diligence. Cost savings initiatives form the underpinning for these synergies.
•	Longer term, both revenue enhancing and cost saving measures would drive what we believe are substantial synergy increases in EBITDA.
•
This increase in EBITDA would be driven by a review of staffing levels, F&B efficiencies, asset optimization through renovations, reduced risk management costs, energy saving initiatives, conversions and ROI initiatives.

•
A measure of operating performance is EBITDA flow through percentage. As you can see our historical EBITDA flow through percentage going back to 2010 has been over 20 percentage points higher than FelCor.  We believe the potential value creating gains in correcting this variance could be substantial for shareholders.

Not only should our operating efficiencies create value, but larger scale as well. Slide 17 and 18 illustrate the relationship between increased size and company valuation
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The transaction creates the largest pure-play owner of hotel properties in the public market by hotel count with 159 assets, over $2.3 billion of TTM revenues and approximately $700M of EBITDA – all substantial increases compared to each company’s separate existence.

That positions the combined company as the largest by hotel count, 2nd largest by rooms, and 3rd largest pure-play lodging REIT by revenue and EBITDA
•
Our analysis shows on slide 18 that one of the most statistically significant variables in explaining lodging REIT EBITDA multiples is liquidity. Going forward in the REIT industry we anticipate that size will be an even more important factor in public market trading for example due to the growth of ETFs and other index fund involvement.

•
The increase in liquidity, size, scale and cash flow has historically been quite evident in the public markets with the data showing larger REITs trading at higher premiums and lower discounts versus smaller REITs throughout market cycles.

•
Since both FelCor and Ashford Trust trade at discounts to the peer average multiple of approximately 12.3x, we believe that essentially almost doubling the equity market caps should lead to expanded multiples for the combined company.

We believe we have a proven strategy that can significantly enhance and grow long-term shareholder value. On slide 19 we offered responses to what we see to be FelCor’s mistaken objections.

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We believe that FelCor’s objections to our proposed transaction are not rooted in constructively evaluating the key metrics in what we believe is an extremely compelling economic and strategic transaction for their shareholders.

•	We have, in no uncertain terms, put forward a transaction that we believe creates significant near term and long term value for all shareholders.

•	We believe our proposal is superior to FelCor’s standalone strategy and its other limited options outside of our proposal.

We strongly believe that Ashford’s proposal is the best alternative for FelCor’s shareholders as shown on slide 20.
•	We believe FelCor’s current strategy is the status quo and will continue to lag the industry.
•	As alternatives we believe that many all cash, leveraged buyers may struggle with the bond covenants and potential make whole provision costs once leverage levels are surpassed.
•	The owner/operators will likely be dissuaded by the lack of hotel property management opportunities given FelCor’s brand-managed hotels.
•	As for any of our lodging REIT peers, they are generally focused on either select service or higher RevPAR assets.
•	We believe we are the best option for obvious economic, financial and strategic reasons. We believe we can provide value. We have a plan. We have a superior track record.

Moving to slide 21 Ashford is committed to delivering best in class returns based on a proven track record of unlocking asset value through superior operating, capital markets and transaction markets execution.  We believe that FelCor’s standalone strategy is uncertain.
•	We believe their plan for growth does not address fundamental issues related a history of sub-par operating performance.
•	Their EBITDA flow through and EBITDA margins have underperformed comparable Ashford assets.
•	We believe they lack balance sheet management and an ability to use leverage strategically.
•	We believe they have impacted value through imprudent capital allocation with significant asset write-downs.
•	Conversely, Ashford Trust has demonstrated operational, transactional, and capital markets “know-how” resulting in successful and proven strategies to maximize shareholder returns.

Ashford Trust’s management team will endeavor to:
•	Conduct a thorough operational review of each asset to implement operational enhancements via a review of expense and revenue optimizing strategies;
•	We will look for opportunities to grow the portfolio by buying attractive, accretive full service, upper upscale assets;
•	We expect to finalize and execute a strategy around FelCor’s NYC assets with a plan to redeploy proceeds to generate the highest risk adjusted return;
•	We will use our larger scale to negotiate better 3rd party contract terms;
•	We will evaluate a transaction strategy around the Wyndham assets;
•	We expect to halt the unnecessary conversion of existing strong branded hotels, such as Embassy Suites, to preserve asset value and cash for more productive purposes; and
•	The list will not stop here as we get very granular in finding ways to create value with our hotel assets.

As you can see on slide 22 Ashford Trust has extensive experience adding value through a variety of strategies, including operational improvements, prudent capex allocations and revenue enhancements.
•	Our asset management success extends across brand managed as well as 3rd party managed hotels.
•
AHT’s full service brand managed properties’ EBITDA flow-through has outperformed FelCor by an average of 1000bps over the last five years. That outperformance translates to real cash flow growth and over the years has a material compounding effect to create value.

•	We would also point out that over the last 10 years, Ashford has also handily outperformed the broader lodging peer group in generating superior flow-throughs.

Next I would like to share some examples on slide 23 of how we are able to deliver our superior operating results.

In each of these new acquisitions, our team identified missed revenue opportunities, expense reductions, ROI opportunities or renegotiation of unfavorable contracts. The results speak for themselves:
•	After Ashford acquired the W in Minneapolis, 12-month post acquisition EBITDA flows were up 148.6%;
•	At the Le Meridien Chambers Minneapolis, 12-month post acquisition EBITDA flows were up 74.3%; and
•	We challenged the brand status quo at the W Downtown in Atlanta, where 12-month post acquisition EBITDA flows were up 189.8%.

Moving on to slide 24, we believe the combined company would benefit from a shareholder aligned management structure with a proven track record of enhancing value.

•
Ashford Inc. and this management team have pioneered a unique external management structure that drives performance for the benefit of shareholders, and has a consistent track record of executing and creating value through large, transformative transactions.

•	Shareholders of the combined company will benefit from a high alignment of interests between the Advisor and shareholders.
•	Ashford Inc. is a publicly traded company with strong corporate governance; Ashford Trust and Ashford Inc. maintain independent boards.
•	We believe that FelCor shareholders would benefit from G&A synergies at the combined company.
•	Another key differentiating feature and competitive advantage is that Ashford Inc. can provide key money to Ashford Trust to potentially improve the economic returns of new acquisitions.

Looking at slide 25, we are committed to strong governance and alignment of interest and can tangibly demonstrate this via:
•	The recent announcement of the separation of the Chairman and CEO position. We expect that the combined company will be further strengthened by the adoption of proxy access, among other enhancements;

•
The terms of our proposal include ownership for the combined company’s shareholders in the advisor Ashford Inc. This enables shareholders to participate in the potential upside of the Advisor’s growth and aligns interests; and

•	Furthermore, management and insider’s high stock ownership reinforces shareholder alignment and on a pro forma basis will still be more than 2x the peer group.

We are focused on creating substantial long term risk adjusted returns for our shareholders and we believe that a combination with FelCor represents a substantial value creation opportunity for both sets of shareholders.  Moving to slide 26.
•	We believe the capitalized value of the near term synergies create substantial value for shareholders. These recurring synergies will be guaranteed up to $18 M by Ashford Inc. for a year.
•	We expect the sale of the New York City assets to enhance the combined company’s equity value.
•
Along with our belief in market uplift in revenue growth and multiple expansion based upon our aforementioned reasons, there is the potential for substantial value creation for both sets of shareholders ranging from approximately 45% up to over 100% depending upon assumptions used.

•
The combined company size and safety, stable dividend, diversification, embedded ROI opportunities and enhanced corporate governance should help establish a must own REIT with a trading multiple more in line with peers.

We believe our proposal delivers compelling value to both FelCor and Ashford Trust’s shareholders and has the full support of Ashford Trust’s executive leadership and the Board.

On slides 27 and 28 you can see that we have a long-term strategy for the combined company and see substantial long term benefits as well as immediate benefits from this transaction.
•	We believe we offer FelCor’s shareholders an immediate and significant premium while providing value for the combined company’s shareholders.
•	We believe we will unlock significant and recurring operating synergies through our active and focused asset management expertise.
•	We believe we will efficiently and methodically execute on renovation, conversion, repositioning and redevelopment opportunities.
•	We can bring Ashford’s focus on driving cash flow and lower levels of portfolio volatility to the combined portfolio.
•	We expect to position the combined company as one of the largest owners of hotels, to benefit from increased scale in capital markets and transaction markets.
•
We expect that the combination of size, scale and focus will drive cash flow and dividend growth while lowering financial and operating risks – thereby ultimately enhancing value and total shareholder returns.

•	Our track record speaks for itself. We have delivered and plan to do so in the future given our strong alignment with shareholders.

JUST TO RECAP WHAT WE SEE THE KEY BENEFITS TO BE OF THIS DEAL AGAIN:

For Ashford Trust shareholders, we expect the transaction to provide:

•	Gains from operational and G&A efficiencies estimated at $18M - $30M with $18M guaranteed by the Advisor, Ashford Inc.;
•	Attractive pricing for high quality, historically under managed assets;
•	Multiple expansion due to higher RevPAR and increased common stock trading liquidity;
•	Enhanced portfolio value as FelCor assets will be put through our asset management team’s well-regarded value maximization process; and
•	Greater negotiating leverage and greater capital market access through increased scale.

We believe the proposed transaction offers FelCor’s shareholders:
•	An immediate 28% premium paid with the potential for long term upside;
•	A higher stock trading liquidity that may lead to even higher EBITDA multiple;
•	The same operational and G&A efficiencies estimated at $18 - $30M annually with $18M guaranteed by the Advisor, Ashford Inc.;
•	A 138% increase in quarterly common dividend;
•	A management team with a proven track record given Ashford’s 10 year TSR of 75% as compared to FelCor’s 10-year TSR of negative 60%; and
•	A better plan given Ashford’s strategy for FelCor’s assets vs. FelCor’s current strategy.
•	All of which raises the obvious question - if the industry doesn’t consolidate with these two platforms here and now, then when and where?

Our proposal is preliminary and non-binding.  Any final proposal is subject to the completion of a due diligence review, the final approval of our respective boards, and the negotiation and execution of mutually acceptable defined transaction agreements.

In terms of next steps in the process, our hope is that the Board of Directors of FelCor will carefully evaluate the financial and operational benefits of our proposal and elect to engage in a constructive dialogue with us so that together, we can expeditiously execute this very compelling and transformative strategic business combination.

Rest assured, we are committed to consummating this transaction.  We already are one of FelCor’s largest shareholders with a 4.5% ownership position.  If we continue to meet unreasonable resistance from the FelCor Board, we have nominated a slate of highly qualified and independent directors, who, if elected, are fully prepared to exercise their fiduciary duties for the benefit of FelCor shareholders.

However, we are hopeful that FelCor is willing to engage with us in friendly and constructive manner to determine the strategic, operational, and financial merit of a combination.

That concludes our prepared remarks and we will now open the call up to your questions.

Additional Information
This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Hospitality Trust, Inc. (“Ashford Trust”) has made for a business combination transaction with FelCor Lodging Trust Incorporated (“FelCor”). In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.
Certain Information Regarding Participants
Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.
Forward Looking Statements
In keeping with the SEC’s “Safe Harbor” guidelines, certain statements made during this presentation could be considered forward-looking and subject to certain risks and uncertainties that could cause results to differ materially from those projected. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend, ” or similar expressions, we intend to identify forward-looking statements. Such forward-looking statements include, but are not limited to, our business and investment strategy, our understanding of our competition, current market trends and opportunities, projected operating results, and projected capital expenditures.
These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy, and the degree and nature of our competition. These and other risk factors are more fully discussed in the Company’s filings with the SEC. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the ability to successfully integrate Ashford Trust and FelCor; and the ability to recognize the anticipated benefits from the proposed combination of Ashford Trust and FelCor, including the anticipated synergies resulting from the proposed combination.

Non-GAAP Financial Measures
This filing includes certain non-GAAP financial measures, including but not limited to net operating income and EBITDA (collectively, “non-GAAP financial measures”). These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. EBITDA is defined as net income before interest, taxes, depreciation and amortization. EBITDA yield is defined as trailing twelve month EBITDA divided by the purchase price. A capitalization rate is determined by dividing the property's net operating income by the purchase price. Net operating income is the property's funds from operations minus a capital expense reserve of either 4% or 5% of gross revenues. Hotel EBITDA flow-through is the change in Hotel EBITDA divided by the change in total revenues. EBITDA, FFO, AFFO, CAD and other terms are non-GAAP measures, reconciliations of which have been provided in prior earnings releases and filings with the SEC.
Ashford Trust believes that the presentation of these financial measures enhances an investor’s understanding of Ashford Trust’s and FelCor’s financial performance. Ashford Trust further believes that these financial measures are useful financial metrics to assess operating performance from period to period by excluding certain items that it believes are not representative of Ashford Trust’s and FelCor’s respective core businesses. Ashford Trust also believes that these financial measures provide investors with a useful tool for assessing the comparability between periods of Ashford Trust’s and FelCor’s respective abilities to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Ashford Trust believes these financial measures are commonly used by investors in our industry to evaluate companies’ performance. However, the use of these non-GAAP financial measures in this presentation may vary from that of other companies in Ashford Trust’s and FelCor’s industry. These non-GAAP financial measures should not be considered as alternatives to performance measures derived in accordance with GAAP.